

December 15, 2014

Via E-mail
Mr. Michael L. Falcone
Chief Executive Officer and President
MMA Capital Management, LLC
621 East Pratt Street, Suite 600
Baltimore, MD 21202

   Re: **MMA Capital Management, LLC**
      Form 10-K for the Year Ended December 31, 2013
      Filed March 21, 2014
      File No. 0-55051
      Form 10-Q for the Quarterly Period Ended September 30, 2014
      Filed November 12, 2014
      File No. 1-11981
      Form 8-K
      Filed November 10, 2014
      File No. 1-11981

Dear Mr. Falcone:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Daniel L. Gordon

         Daniel L. Gordon
         Senior Assistant Chief Accountant